SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2015

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: NOTICE OF 2015 ANNUAL MEETING OF SHAREHOLDERS

COPA HOLDINGS, S.A.

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

Panama City, Republic of Panama

P.O. Box 0816-06819

______________________

NOTICE OF 2015 ANNUAL MEETING OF SHAREHOLDERS

To be held May 6, 2015

______________________

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 6th, 2015, at 4:00 p.m. EST (3:00 p.m. Local Time). At the Annual Meeting the following matters will be considered and voted upon:

1. By the Class A Shareholders of the Company, to approve the nomination of Mr. José Castañeda, as per the recommendation of the Nominating Committee, as nominee for election as independent director of the Company to hold office for a period of two years.

2. By the Class B Shareholders of the Company, the re-election, as per the recommendation of the Nominating Committee, of the following four directors whose term expires the date of the Annual Meeting, including the independent director named above (Messrs. Stanley Motta, Jaime Arias, Alberto C. Motta Jr., and José Castañeda) or their replacement thereof, for a period of two years to expire on the annual meeting to be held in 2017, and the ratification of the election of Mr. John Gebo as director of the Company to fill in the vacancy left after the resignation of Mr. Douglas Leo for the remainder of his term which will expire on the annual meeting to be held in 2016.

The holders of record of the Company’s Class A common stock at the close of business on March 20, 2015 are entitled to notice of the Annual Meeting for purposes of approval of paragraph 1 above. In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting. The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to such meeting. The holders of record of the Company’s Class B common stock at the close of business on March 20, 2015 are entitled to notice of, and to vote at, the Annual Meeting.

In addition, the Executive President will present a report of the performance of the Company during 2014 and its perspectives for 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/19/2015
	By:	/s/ José Montero
Name: José Montero Title: CFO